UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2008

Zebra Technologies Corporation Profit Sharing and Savings Plan

(Full title of the Plan)

Zebra Technologies Corporation

(Exact name of issuer of securities pursuant to the Plan)

Delaware	36-2675536
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

475 Half Day Road, Suite 500, Lincolnshire, IL	60069
(Address of principal executive offices)	(Zip Code)

(847) 634-6700

(Registrant’s telephone number, including area code)

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Zebra Technologies Corporation Profit Sharing and Savings Plan

Lincolnshire, Illinois

We have audited the accompanying statement of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (“the Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic 2008 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 26, 2009

Report of Independent Registered Public Accounting Firm

The Plan’s Trustees

Zebra Technologies Corporation Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

June 26, 2008

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
Assets:
Investments, at fair value:
Mutual funds	$74,781,493	$100,008,491
Common collective trust fund	3,734,226	6,653,790
Zebra Technologies Corporation Common Stock	3,274,662	4,834,482
Loans to participants	2,942,006	2,981,372

Total investments	84,732,387	114,478,135

Receivables:
Employer contributions	1,950,835	1,950,767
Participant contributions	287,216	186,921

Total receivables	2,238,051	2,137,688

Net assets available for benefits	$86,970,438	$116,615,823

See accompanying notes to the financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31,
	2008	2007
Additions:
Additions to assets attributed to:
Contributions:
Participant	$10,256,393	$8,160,979
Employer matching	2,969,132	2,756,600
Employer profit sharing	1,850,473	1,757,542
Participant rollovers	1,224,460	873,913

Total contributions	16,300,458	13,549,034

Investment income, excluding net depreciation:
Interest income	223,833	201,446
Dividend income	3,462,213	6,220,895
Net appreciation in the fair value of investments	—	703,673

Total investment income, excluding net depreciation	3,686,046	7,126,014

Total additions	19,986,504	20,675,048

Deductions:
Deductions from net assets attributed to:
Net depreciation in the fair value of investments	40,689,778	—
Benefit payments to participants	8,882,614	7,371,508
Administrative expenses	59,497	87,813

Total deductions	49,631,889	7,459,321

Net (decrease) increase before transfers	(29,645,385)	13,215,727

Transfer from other plans	—	6,115,797

Net assets available for benefits:
Beginning of year	116,615,823	97,284,299

End of year	$86,970,438	$116,615,823

See accompanying notes to the financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

December 31, 2008 and 2007

(1)	Description of Plan

The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) and its affiliated companies that have adopted the Plan subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, non-highly compensated participants may contribute 1% to 75% of eligible compensation on a pretax basis within certain specified limitations. Highly compensated participants are limited to 15% of eligible compensation. In addition to the discretionary Company match of 50% of the participants first 6% of eligible compensation, the Plan permits discretionary profit sharing contributions by the Company, which were made by the Company in both 2008 and 2007 as reported in the statements of changes in net assets available for benefits. Participants are eligible for Company matching at the date of eligibility in the Plan. Participants are eligible for profit sharing contributions after completion of one year of service. Employer profit sharing contributions are allocated to participants based upon participants’ earnings. See 2009 changes to benefit programs in Note (10) Subsequent Events.

The Plan permits eligible employees to make additional elective deferrals to the Plan known as “catch-up” contributions, as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001. Such contributions are excluded from the Company’s matching contribution. The Plan currently offers 22 mutual funds, one common collective trust fund, Zebra Technologies Corporation common stock and a brokerage account which offers a wide range of investments as investment options for participants.

The Plan includes a true-up provision on the Company match contribution. This true-up provision ensures that participants who are contributing to the Plan receive the maximum Company contribution allowed regardless of their savings strategy. True-up contributions are made during the first quarter, after the end of the Plan year, and are recorded as a receivable at December 31, 2008.

Effective January 1, 2007, the Plan implemented an auto enrollment feature, which deferred 3% of eligible compensation for all employees, unless auto enrollment was declined by the participant.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

Transfers

In 2007, $6,115,797 was transferred into the Plan from the WhereNet 401(k) Plan (the “WhereNet Plan”). Participants of the WhereNet Plan were eligible to participate, effective October 1, 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching and discretionary profit sharing contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions and the related earnings on those contributions vest immediately. Employer matching and discretionary profit sharing contributions for all employees and related earnings vest ratably over five years based on the participant’s years of service, as follows:

Percent vested
Less than one year	0
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Forfeited Accounts

Forfeited nonvested accounts are first used to pay Plan expenses. Any remaining forfeitures are used to reduce employer contributions. The forfeiture balance as of December 31, 2008 totaled $424,321; the forfeiture balance as of December 31, 2007 was $576,286.

Payment of Benefits

Benefits are recorded when paid. Payments of benefits are in the form of lump sum distributions.

Hardship/Withdrawals

Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

Loans to Participants

Loans are available to plan participants at the prime interest rate plus 1% (as published by the Wall Street Journal), under circumstances as described in the Plan. Loans to plan participants are secured by their vested balance and may not exceed the lesser of 50% of their vested balance or $50,000. Participant loans are repaid through payroll deductions and bear interest at rates ranging from 4.0% to 9.25%.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Adoption of New Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, Fair Value Measurement. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The impact of adoption of this standard as of January 1, 2008 was not material to the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

SFAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. SFAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

Mutual funds and common stock: The fair values of mutual funds and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trust fund: The fair value of the common collective trust fund is based on its net asset value, as reported by the manager of the common collective trust fund and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).

Participant loans: Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in net assets available for benefits and accompanying notes. Actual results could differ from those estimates.

(3)	Income Taxes

The Plan received a determination letter from the Internal Revenue Service dated November 12, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator will take necessary steps to maintain the Plan’s tax-qualified status.

(4)	Administrative Expenses

Amounts forfeited by participants are used to offset administrative expenses of the Plan. To the extent administrative expenses exceed forfeitures such expenses are paid by the Company. All administrative expenses were paid from the forfeiture balance for 2008 and 2007. Administrative fees were $59,497 in 2008 and $87,813 in 2007.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

(5)	Investments

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
American Europacific Growth Fund	$5,047,818	$8,843,128
Pimco Total Return Institutional Fund	9,002,469	8,044,454
T. Rowe Price International Discovery	*	7,601,535
T. Rowe Price Growth Stock Fund	6,550,586	11,233,124
T. Rowe Price Prime Reserve Fund	11,627,849	8,639,496
Royce Opportunity Fund	*	8,233,408
T. Rowe Price Dividend Growth Fund	10,868,348	16,705,844
T. Rowe Price Equity Index Trust	*	6,653,790
* Asset does not exceed 5% of Plan’s net assets.

During 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, (depreciated) / appreciated in value as follows:

	2008	2007
Mutual funds	$(35,721,498)	$1,224,689
Common collective trust fund	(2,854,855)	(2,595)
Zebra Technologies Corporation Common Stock	(2,113,425)	(518,421)

	$(40,689,778)	$703,673

Investments measured at fair value on a recurring basis at December 31, 2008 are summarized below using:

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Totals
Mutual funds	$74,781,493	$—	$—	$74,781,493
Common collective trust	—	3,734,226	—	3,734,226
Zebra Technologies
Corporate Common Stock	3,274,662	—	—	3,274,662

Totals	$78,056,155	$3,734,226	$—	$81,790,381

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

(6)	Party-In-Interest Transactions

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Zebra Technologies Corporation pays certain professional fees for the administration and audit of the Plan. At December 31, 2008 and 2007, the Plan held shares of mutual funds and a common collective trust fund managed by T. Rowe Price Retirement Plan Services, Inc., the Plan’s trustee, or T. Rowe Price Funds, an affiliate of the trustee. These investments and transactions are considered party-in-interest. The total of party-in-interest investments was $55,663,888 as of December 31, 2008 and was $75,078,032 as of December 31, 2007.

The Plan holds common stock of the Company. The shares and fair value of the Zebra Technologies Corporation Common Stock included in the Plan are as follows at December 31:

	2008	2007
Shares	161,632	139,322
Fair value	$3,274,662	$4,834,482

Participants are also allowed to take loans from their accounts in the Plan. These loans also qualify as party-in-interest investments and totaled $2,942,006 at December 31, 2008 and $2,981,372 at December 31, 2007.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, liquidity, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(8)	New Accounting Pronouncements

In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s financial statements.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Notes to the Financial Statements

(9)	Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and related earnings.

(10)	Subsequent Events

During the first quarter of 2009, the Company announced changes to its Profit Sharing and Savings Plan.

Qualified employees may participate in the Plan by contributing up to 75% of their gross earnings to the plan subject to certain Internal Revenue Service restrictions. Effective March 1, 2009, the Company reduced the match to each participant’s contribution from 6% of gross eligible earnings at the rate of 50%, to 3% of gross eligible earnings at the rate of 50%. The Company may contribute additional amounts to the Plan at the discretion of the Board of Directors, subject to certain legal limits.

The Company has a discretionary profit-sharing plan for qualified employees, to which it contributes a percentage of eligible payroll each year. The Company announced that it will suspend any contributions to the profit sharing plan for the 2009 plan year. Participants are not permitted to make contributions under the profit-sharing plan.

ZEBRA TECHNOLOGIES CORPORATION

PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at end of year) – December 31, 2008

Name of plan sponsor: Zebra Technologies Corporation

Employer identification: 36-2675536

Three-digit plan number: 002

(a)	(b) Identity of issuer, borrower, lessor, similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value

		Mutual Funds
*	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	*	*	$1,080,119
*	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	*	*	3,065,921
*	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	*	*	601,532
*	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	*	*	2,293,888
*	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	*	*	3,338,516
*	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	*	*	2,284,405
*	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	*	*	1,034,902
*	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	*	*	3,768,443
*	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	*	*	43,782
*	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	*	*	21,441
*	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	*	*	1,316,461
*	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	*	*	484,124
	LSV Asset Management	LSV Value Equity Fund Strategy	*	*	1,096,039
	American Funds	American Europacific Growth Fund	*	*	5,047,818
	The Hartford	Hartford Global Leaders Fund	*	*	310,812
	Vanguard Fiduciary Trust Company	Vanguard Small Cap Growth Index Fund	*	*	2,251,842
	Allianz Global Investors Distributors LLC	Pimco Total Return Institutional Fund	*	*	9,002,469
*	T. Rowe Price International Discovery	T. Rowe Price International Discovery	*	*	3,549,345
*	T. Rowe Price Funds	T. Rowe Price Growth Stock Fund	*	*	6,550,586
*	T. Rowe Price Funds	T. Rowe Price Prime Reserve Fund	*	*	11,627,849
	The Royce Funds	Royce Opportunity Fund	*	*	4,332,262
*	T. Rowe Price Funds	T. Rowe Price Dividend Growth Fund	*	*	10,868,348
	Pershing Investment Mangement Services	Self-directed brokerage account (of mutual funds)	*	*	810,589

					74,781,493

		Common Collective Trust Funds
*	T. Rowe Price Retirement Plan Services, Inc.	Equity Index Trust	*	*	3,734,226

		Common Stock
*	Zebra Technologies Corporation	Common stock of Zebra Technologies Corporation, 161,632 shares	*	*	3,274,662

		Other
*	Participant Loans	Interest ranging from 4.0% - 9.25%, maturing January 2009 through December 2023	*	*	2,942,006

					$84,732,387

*	Denotes party-in-interest
**	Investments are Participant directed; cost not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zebra Technologies Corporation
Profit Sharing and Savings Plan

June 26, 2009	By:	/s/ Michael C. Smiley
Michael C. Smiley
Chief Financial Officer